As filed with the Securities and Exchange Commission on December 17, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DRDGOLD Limited

(Exact name of registrant as specified in its charter)

Republic of South Africa	1040	Not Applicable
(State or other jurisdiction of incorporation or organisation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

45 Empire Road

Parktown, Johannesburg
South Africa, 2193
(27-11) 381-7800
(Address including zip code, and telephone number,
including area code of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue
New York, New York 10011
(212) 590-9200
(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:

Niel Pretorius DRDGOLD Limited 45 Empire Road Parktown, Johannesburg South Africa, 2193 (27-11) 381-7800	Richard A. Ely Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS England (44 20) 7519 7000

    Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement until all of the securities registered hereunder have been sold.

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act Registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 463(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☑

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	Unit(2)	Price(1)	Registration Fee(2)

Ordinary shares, no par value (which may be evidenced by American Depositary Receipts)(3)	60,000,000	US$1.57	US$94,200,000	US$11,088

(1)	The ordinary shares set forth in the Calculation of Registration Fee Table, and which may be offered pursuant to this Registration Statement, includes, pursuant to Rule 416 of the U.S. Securities Act of 1933 (the “Securities Act”), such additional number of ordinary shares as may become issuable as a result of share splits, share dividends or similar events.

(2)	Estimated solely for the purpose of calculating the registration fee. Calculated pursuant to Rule 457(c) under the Securities Act on the basis of the average of the high and low prices of American Depositary Shares (“ADSs”) of the Company reported on the Nasdaq SmallCap Market on December 14, 2004.

(3)	ADSs, each representing one ordinary share, evidenced by American Depositary Receipts issuable upon deposit of certain of the ordinary shares registered hereby are registered on a separate Registration Statement on Form F-6 (Registration No. 333-83738) filed with the Securities and Exchange Commission on February 28, 2002. Each ADS represents one ordinary share.

    The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We have filed a registration statement relating to these securities with the U.S. Securities and Exchange Commission. The securities may not be sold until the registration statement becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where such offer or sale is not permitted.

SUBJECT TO COMPLETION DATED DECEMBER 17, 2004

PROSPECTUS

60,000,000

Ordinary Shares
American Depositary Shares

DRDGOLD Limited

     This prospectus relates to 60,000,000 ordinary shares that we may offer and issue from time to time in connection with acquisitions of other businesses, assets or securities. Some or all of these ordinary shares may be in the form of American Depositary Shares, or ADSs. Each ADS represents one ordinary share.

     The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or controlling persons of the businesses, assets or securities to be acquired. We may structure business acquisitions in a variety of ways, including acquiring stock, other equity interests or assets of the acquired business or merging the acquired business with us or one of our subsidiaries. We do not expect to receive any cash proceeds from the sale of our ordinary shares or ADSs issued pursuant to this prospectus. We may be required to provide further information by means of a post-effective amendment to the registration statement or a supplement to this prospectus once we know the actual information concerning a specific acquisition.

     We will pay all expenses of this offering. We will not pay underwriting discounts or commissions in connection with issuing our ordinary shares or ADSs, although we may pay finder’s fees in specific acquisitions. Any person receiving a finder’s fee may be deemed an underwriter within the meaning of the U.S. Securities Act of 1933, or the Securities Act.

     We may also permit individuals or entities who have received or will receive our ordinary shares or ADSs in connection with the acquisitions described above to use this prospectus to cover resales of those ordinary shares or ADSs. In connection with such resales, the selling security holders may offer and sell our ordinary shares and ADSs in the United States from time to time, including in trades on the Nasdaq SmallCap Market, or Nasdaq, where our ADSs are listed for trading under the symbol “DROOY”, or in privately negotiated transactions. The selling security holders may offer our ordinary shares and ADSs at whatever prices are current when particular sales take place or at other prices to which they agree. On December 16, 2004, the closing price of our ordinary shares on the JSE Securities Exchange South Africa, or JSE, was R9.01 per share and the closing price of ADSs on Nasdaq was US$1.589 per ADS. The selling security holders will pay any brokerage fees or commissions relating to sales by them. We will not receive any of the proceeds from any resale by the selling security holders. See “Selling Security Holders.”

      See “Risk Factors” beginning on page 5 of this prospectus for a discussion of certain factors you should consider before you invest in our ordinary shares or ADSs.

     Neither the Securities and Exchange Commission, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                  .

THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO SECURITY HOLDERS UPON WRITTEN OR ORAL REQUEST TO DRDGOLD LIMITED, ATTN: NIEL PRETORIUS, GROUP LEGAL COUNSEL, 45 EMPIRE ROAD, PARKTOWN, JOHANNESBURG, SOUTH AFRICA, 2193, TEL: (27-11) 381 7800. TO ENSURE TIMELY DELIVERY OF THE REQUESTED INFORMATION YOU SHOULD MAKE YOUR REQUEST AT LEAST FIVE BUSINESS DAYS BEFORE THE DATE UPON WHICH YOU MUST MAKE YOUR INVESTMENT DECISION.

      You should rely only on the information contained in or incorporated by reference into this prospectus. Neither DRDGOLD Limited nor the selling security holders have authorized any other person to provide you with different information.

      Neither DRDGOLD Limited nor the selling security holders are making an offer of our ordinary shares or ADSs in any location where the offer is not permitted.

      When used in this prospectus, the term “Company”, refers to DRDGOLD Limited and the terms the “Registrant,” “we,” “our,” “us” or the “Group” refer to the Company and its subsidiaries, associate and joint venture, as appropriate in the context.

      All references to “Dollars” or “US$” herein are to United States Dollars, references to “Rand” or “R” are to South African Rands, references to “A$” are to Australian Dollars and references to “Kina” or “K” are to Papua New Guinean Kinas.

      Certain information in this prospectus presented in Rands, Australian Dollars or Kinas has been translated into Dollars. Unless otherwise stated, the conversion rates for currency translations for the 2004 fiscal year end amounts are R6.275 per US$1.00, A$1.45 per US$1.00 and K3.237 per US$1.00, which reflect the noon buying rate in New York City at June 30, 2004. For statement of operations amounts, the average conversion rate for Rand during the 2004 fiscal year of R6.90013 per US$1.00 is used. The rates used for currency translations for transactions occurring during the 2003 and 2002 fiscal years are the respective year end exchange rates for balance sheet amounts and the average exchange rate for that year for statement of operations amounts. By including convenience currency translations in this prospectus, we are not representing that the Rand, Australian Dollar or Kina amounts actually represent amounts shown in Dollars or that these amounts could be converted at the rates indicated into Dollars.

PROSPECTUS SUMMARY

DRDGOLD Limited

      DRDGOLD Limited is a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. Our South African operations consist of:

•	our North West Operations, comprising the Harties Section and the Buffels Section;

•	the Blyvoor Section; and

•	our 40% interest in Crown Gold Recoveries (Pty) Limited, or CGR, comprising the Crown Section and East Rand Proprietary Mines Limited, or ERPM Section.

      Our Australasian operations consist of:

•	the Tolukuma Section and our 20% interest in the unincorporated Porgera Joint Venture, both of which are in Papua New Guinea; and

•	a 45.33% interest in Emperor Mines Limited, or Emperor, which owns the Vatukoula gold mine in Fiji.

      We also have exploration projects in South Africa, Papua New Guinea and Australia, though our principal focus is on our operations in South Africa and Papua New Guinea.

      We are a public company, incorporated on February 16, 1895, and our shares were listed on the JSE in that same year. Our shares and/or related instruments trade on the JSE, Nasdaq, the London Stock Exchange, the Marche Libre on Euronext Paris, Euronext Brussels in the form of International Depository Receipts, the Australian Stock Exchange and the Port Moresby Stock Exchange in Papua New Guinea.

The Offering

      The ordinary shares and ADSs covered by this prospectus are available for use in connection with our acquisition of other businesses, assets or securities. From time to time, the individuals or entities who have received or will receive our ordinary shares and ADSs in connection with these acquisitions, or their transferees or successors-in-interest, or pledgees or donees of the ordinary shares and ADSs, will be identified as selling security holders in post-effective amendments to the registration statement or supplements to this prospectus. The selling security holders may also be permitted to use this prospectus to offer ordinary shares and ADSs for resale at prevailing market prices, at negotiated prices, or a combination of both. We will not receive any of the proceeds from the sale of these ordinary shares and ADSs by the selling security holders.

Contact Information

      Our registered office and business address is 45 Empire Road, Parktown, Johannesburg, South Africa, 2193. The postal address is P.O. Box 390, Maraisburg, South Africa 1700. Our telephone number is (+27 11) 381-7800 and our facsimile number is (+27 11) 482-1022. We are registered under the South African Companies Act, 1973 (as amended) under registration number 1895/000926/06.

      For our ADSs, The Bank of New York, at 101 Barclay Street, New York, NY 10286 has been appointed as agent.

PUBLICLY AVAILABLE INFORMATION

      We have filed with the Securities and Exchange Commission, or the Commission, a registration statement on Form F-4 under the Securities Act for the ordinary shares and ADSs offered by this prospectus. This prospectus forms a part of the registration statement but does not contain all of the information included in the registration statement. You should refer to the registration statement for further information.

      We are subject to the periodic reporting and other information requirements of the Securities Exchange Act of 1934, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the end of our fiscal year, which is June 30. Copies of the registration statement, its accompanying exhibits, as well as reports and other information, when filed with the Commission, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, regional offices of the Commission located at the Woolworth Building, 235 Broadway, New York 10048, New York and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. You may access the Commission’s web site at http://www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

      We will furnish our shareholders upon request with annual reports, which include a review of operations and annual audited consolidated financial statements prepared in conformity with United States generally accepted accounting principles.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The Commission allows us to “incorporate by reference” information from other documents that we file with the Commission, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information we file later with the Commission will automatically update and supersede this information. We incorporate by reference into this prospectus the following documents we have previously filed with the Commission:

•	the audited consolidated balance sheets of Crown Gold Recoveries (Proprietary) Limited and its subsidiaries as of June 30, 2004 and June 30, 2003 and the related audited consolidated income statements, statements of changes in equity, cash flow statements and notes thereto for the years in the two-year period ended June 30, 2004, which are included as exhibit 15.1 to the Annual Report on Form 20-F of the Company for the year ended June 30, 2004;

•	Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended June 30, 2004;

•	our Report of Foreign Issuer on Form 6-K, filed with the Commission on November 29, 2004;

•	our Report of Foreign Issuer on Form 6-K, filed with the Commission on October 1, 2004; and

•	the description of our ordinary shares included in our Registration Statement on Form 20-F as amended by Amendment No. 1, filed with the Commission on October 2, 1996.

      In addition, all subsequent annual reports on Form 20-F or Form 20-F/ A filed by the Company pursuant to the Exchange Act and, to the extent designated therein, certain reports on Form 6-K submitted by the Company to the Commission, between the date of this prospectus and the time we file a post-effective amendment to the registration statement of which this prospectus is a part indicating that all the securities which are the subject of that registration statement have been sold or deregistering any securities which have not been sold, will be incorporated into this prospectus by reference and will be a part of it beginning on the date the documents are filed with or submitted to the Commission, to the extent not superseded by reports subsequently filed or submitted.

      We will provide, without charge, at the written or oral request of anyone, including any beneficial owner, to whom this prospectus is delivered, copies of the documents incorporated by reference in this prospectus, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to:

DRDGOLD Limited Attn: Niel Pretorius 45 Empire Road, Parktown, Johannesburg, South Africa 2193 Tel: (27-11) 381-7800.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Some of the information included or incorporated by reference in this prospectus may contain projections or other forward looking statements regarding future events or other future financial performance, including forward-looking statements (as the term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements include our ability to grow our operations outside South Africa, our ability to successfully restructure our South African operations, statements regarding future production and throughput capacity, our ability to enter into borrowing facilities under negotiation on acceptable terms or to fund our operations in the next 12 months, and anticipated production costs, cash costs per ounce and total costs per ounce. Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals, changes in our competitive position, changes in business strategy, any major disruption in production at our key facilities or adverse changes in foreign exchange rates and various other factors. These risks include, without limitation, those described in this prospectus under the caption “Risk Factors” and those detailed from time to time with the Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

ENFORCEABILITY OF CIVIL LIABILITIES

      Our Company, and a majority of the members of our board of directors and executive officers are residents of South Africa. In addition, our cash producing assets are located outside the United States, and a major portion of the assets of members of our board of directors and executive officers are either wholly or substantially located outside the United States. As a result, it may not be possible for you to effect service of process, within the United States or elsewhere outside South Africa, upon most of our directors, or officers or us.

      Moreover, it may not be possible for you to enforce judgments obtained in courts outside South Africa, including in the United States, based on the civil liability provisions of the securities laws of those countries, including those of the United States against our directors, or officers, or us. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

•	the court which pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;

•	the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);

•	the judgment has not lapsed;

•	the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which provide that no award is enforceable unless the defendant was duly served with documents initiating proceedings, that he was given a fair opportunity to be heard and that he enjoyed the right to be legally represented in a free and fair trial before an impartial tribunal;

•	the judgment was not obtained by fraudulent means;

•	the judgment does not involve the enforcement of a penal or revenue law; and

•	the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Business Act, 1978 (as amended), of South Africa.

It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, that does not mean that such awards are necessarily contrary to public policy. Whether a judgment is contrary to public policy would depend on the facts of the case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot review the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. It is doubtful whether an original action based on United States federal securities laws may be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa be authenticated for the purpose of use in South African courts. It is not possible therefore for an investor to seek to impose criminal liability on us in a South African court arising from a violation of United States federal securities laws.

RISK FACTORS

      You should consider carefully the risks described below as well as other risks and factors identified from time to time in our filings with the Commission before making an investment decision. Our business, financial condition or operating results could be materially adversely affected by any of these risks.

      Some of the most relevant risks are summarized below and have been organized into the following categories:

•	Risks related to our business and operations

•	Risk related to the gold mining industry

•	Risks related to doing business in South Africa and Papua New Guinea

•	Risks related to ownership in our ordinary shares or ADSs

Risks related to our business and operations

A strong Rand and a weak gold price negatively affect our operations.

      As the majority of our production costs are in Rands, while gold is generally sold in Dollars, our financial condition has been and could be materially harmed in the future by an appreciation in the value of the Rand. For our South African operations, the continuing appreciation of the Rand since December 2001 has resulted in a sustained reduction in revenue received by us in Rands. Due to the marginal nature of our mines in South Africa, any sustained decline in the market price of gold below the cost of production could result in the closure of these mines which would result in significant costs and expenditure for example, incurring retrenchment costs earlier than expected, that would negatively and adversely affect our financial situation.

Changes in the market price for gold, which in the past has fluctuated widely, and exchange rate fluctuations affect the profitability of our operations and the cash flows generated by those operations.

      We generally do not enter into forward contracts to reduce our exposure to market fluctuations in the Dollar gold price or the exchange rate movements of the Rand and Kina. We sell our gold and sell our foreign currency at the spot price in the market on the date of trade. If the Dollar gold price should fall and the regional functional currencies should strengthen against the Dollar, resulting in revenue below our cost of production, and remain at such levels for any sustained period, we may experience losses and may be forced to curtail or suspend some or all of our operations. In addition, we might not be able to recover any losses we may incur during that period or maintain adequate gold reserves for future exploitation. Exchange rates are influenced by global economic trends which are beyond our control.

      The Kina has also experienced significant fluctuations against the Dollar over the past several years. A decrease in the gold price and a strengthening of the foreign exchange rate of the Rand and Kina has resulted and could continue to result in a decrease in profitability. If the Rand continues to appreciate in such a manner, our South African operations could experience a reduction in cash flow and profitability.

We have a history of losses and may continue to incur losses in the future.

      We incurred net losses of $55.8 million for fiscal 2004, $51.7 million for fiscal 2002 and $84.5 million for fiscal 2001 (in fiscal 2003 we had a net profit of $11.4 million). We may continue to incur substantial losses in the future. Our loss during fiscal 2004 would have been higher had we not experienced an 18% increase in the average Dollar price of gold from $334 in fiscal 2003 to $389 in fiscal 2004. The acquisition of a 20% interest in the mineral assets mined under the unincorporated Porgera Joint Venture and our resultant proportionate participation in its production and costs from October 14, 2003, increased our gold production by 147,475 ounces and partially offset the losses incurred at our South African operations with production of 574,955 ounces, or 71% of total production.

      The profits and cash flows of our South African operations are directly exposed to the strength of the Rand and higher input costs as we generally do not hedge. These mines are also regarded as older, higher cost and lower-grade gold producers. Our ability to identify Ore Reserves, as defined in our Annual Report on Form 20-F for fiscal year ended June 30, 2004 (incorporated by reference herein), that can be mined economically and to maintain sufficient controls on production and other costs will have a material influence on the future viability of these mines.

We may not be able to meet our cash requirements because of a number of factors, many of which are beyond our control.

      Our ability to meet our cash requirements is dependent upon our future performance, our ability to successfully restructure our South African Operations, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to meet our cash requirements out of cash flows generated from our operations, we would need to fund these cash requirements from alternative financing. We may not be able to obtain alternative financing and we cannot guarantee that any such financing would be on acceptable terms, or would be permitted under the terms of our existing financing arrangements. In the absence of such financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations or fund required capital expenditures or increased working capital requirements may be adversely affected.

The failure to discover or acquire new Ore Reserves could negatively affect our cash flow, results of operations and financial condition.

      Our future cash flow, results of operations and financial condition are directly related to the success of our exploration and acquisition efforts and our ability to replace depleted South African reserves with reserves offshore. Mining higher grade reserves in our South African mines is likely to be more difficult in the future and could result in increased production costs and reduced profitability. A failure to discover or acquire new reserves in sufficient quantities to maintain or grow the current level of our reserves will negatively affect our future cash flow, results and financial condition. We can make no assurances that any of our new or ongoing exploration programs will result in new mineral producing operations.

The ability to grow through acquisitions may be restricted by limited acquisition opportunities at an appropriate price.

      From time to time we consider the acquisition of mining assets including Ore Reserves, development properties, operating mines or mining companies. The decision to acquire mining assets is based on our strategy to expand or replace current production outside South Africa. The market for acquisitions is competitive and we may not always be successful in purchasing assets. The ability to conduct a comprehensive due diligence analysis could also be restricted due to available information. This may result in the use of a combination of historical and projected data in order to evaluate the financial and operational feasibility of the target assets. These analyses are based on a variety of factors including historical operating results, estimates of and assumptions about future reserves, cash and other operating costs, metal prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations. Other than historical operating results, all of these parameters could differ significantly from the estimates and assumptions used in the evaluation process, which could result in an incorrect evaluation of the quality of the assets to be acquired. Our inability to make suitable acquisitions at an appropriate price could adversely affect our ongoing business and financial position, particularly if the Rand continues to strengthen against the Dollar. Furthermore, we could experience financial loss through costs incurred in evaluating and pursuing failed acquisitions or overpayment for an acquisition.

We may not be able to continue our growth if our acquisition strategy is not successful.

      Our objective is to grow our business by improving efficiency at our existing operations as well as through acquisitions outside South Africa. Our success at completing any acquisitions depends on a number of factors, including:

•	identifying acquisitions which fit our strategy;

•	negotiating acceptable terms with the seller of the business to be acquired;

•	obtaining the financing necessary to complete future acquisitions; and

•	obtaining approval for the funding and ownership structure from regulatory and central banking authorities in South Africa and in the jurisdiction of the business to be acquired.

      Whether an acquisition will have a positive effect on our results depends on a variety of factors including:

•	assimilating the operations of an acquired business in a timely and efficient manner;

•	maintaining our financial and strategic focus while integrating the acquired business;

•	implementing uniform standards, controls, procedures and policies at the acquired business; and

•	to the extent that we make an acquisition outside of markets in which we have previously operated, conducting and managing operations in a new operating environment.

      As a marginal gold producer, in the past we have acquired, and we plan to continue to acquire, marginal mines with relatively higher production costs and lower returns. We may not be able to reduce the production costs or increase the returns on these mines in the short to medium term, due to:

•	high employment costs;

•	accessibility of reserves on an economically feasible basis;

•	unexpected technical difficulties; and

•	the inability to extend the life of mine.

      Acquiring additional businesses could place increased pressure on our cash flow if such acquisitions are accomplished by utilizing cash. Acquisitions financed through the issue of shares may result in a dilution in the value of our shares if the value of the business acquired is not realized. The integration of our existing operations with any acquired business will require significant expenditure of time, management attention and funding. Achievement of the benefits expected from the consolidation of newly acquired businesses into the group will require us to incur significant costs in connection with, among other things, implementing standardized internal controls over financial reporting, disclosure controls and procedures, management and other planning systems. We may not be able to integrate the operations of recently acquired companies or restructure our previously existing operations without encountering difficulties. Our inability to exercise effective control over entities in which we have a significant minority interest and to gain control of the business, as has been the case to date with Emperor, will restrict our ability to implement operational and financial changes to the business in line with our acquisition strategy. Over the short-term, difficulties associated with integration and restructuring could result in decreased production, increased costs and decreased profitability.

The cost to fund the development of a new mining project is dependent on third party financing which may not be obtainable.

      New mining projects take several years to bring into production and require a significant amount of capital funding. The ability to raise funding for a long-term project requires considerable support from shareholders, financial institutions and investors. Due to the long duration to develop a new mining project, the feasibility of the project could be impacted by volatile input factors, including the price of gold. This may require additional capital contributions during the course of the project and the success of the project could ultimately be dependent on the ongoing financial support of shareholders, financial institutions and investors. Failure to obtain additional capital contributions on reasonable terms could result in the failure of such projects, which could adversely affect our results of operations.

Because we rely on two mining operations for the majority of our cash flow, our business and operating results will be harmed if one or both of those operations are negatively impacted.

      In fiscal 2004, the Tolukuma Section and our interest in Porgera accounted for 29% of total production and 117% of gross profit. In fiscal 2003, 8% of total production and 14% of gross profit was from the Tolukuma Section. Any negative developments affecting the Tolukuma Section or Porgera Joint Venture (such as seismic events, underground fires and labor interruptions) could cause our results of operations, cash flows and the price of our securities to decline.

We do not control the operations at CGR, including the Crown and ERPM Sections, Porgera Joint Venture or Emperor Section.

      We do not control Crown Gold Recoveries, or CGR, the Porgera Joint Venture or Emperor Mines Limited, or Emperor, and cannot unilaterally cause these entities to adopt a particular budget, pay dividends or repay indebtedness, including debt held by us. Because we do not control these entities, current management may not continue to manage these entities in a manner that is favorable to us. Since we only have a minority interest stake in these entities, the ability of these entities to raise funding is dependent on access to capital from their shareholders, joint venture partners or third party financiers. Decisions which reduce gold production, revenues or profitability, over which we have no control, may serve to reduce our cash flows and decrease our profitability, especially with regards to revenues, profitability and cash flows from the Porgera Joint Venture, on which we depend.

East Rand Proprietary Mines Ltd, or ERPM, may experience ongoing risks during the controlled closure of the underground section.

      ERPM’s underground operations have been placed on a controlled closure program which was expected to be completed in March 2005, but has been postponed. The decision was preceded by a 60-day operational review, conducted in accordance with the provisions of the South African Labour Relations Act.

      The controlled closure of the underground section will require the co-operation of all stakeholders including the Department of Minerals and Energy, or DME, labor unions, shareholders, creditors and employees, in order to meet the financial obligations of the mine. During the closure program limited underground mining operations will continue in line with the reduction in the labor force. Surface operations may continue uninterrupted both during and after the closure of the underground section. ERPM believes anticipated funds generated from the continued surface operations and the controlled closure of the underground mining will fund retrenchment costs, environmental management costs and rehabilitation.

      The continued operation of the underground section is dependent on the safety of workers. Increased seismicity associated with the peculiar geological composition of underground workings may cause the premature closure of the underground section and limit the future cash generating ability of the mine. ERPM may as a result, not be able to fund its financial obligations in respect of, amongst other things, retrenchment, environmental management and rehabilitation costs.

      The ability of our associates, CGR and ERPM, to continue as a going concern conducting business depends on the support of their stockholders, secured lenders and creditors, including us. At June 30, 2004, we recognized losses against amounts owing to us by CGR and ERPM and these loans are therefore carried at a nil value. If CGR and ERPM are forced into premature closure they will experience a rehabilitation funding shortfall of $14.7 million. As managers of the Crown and ERPM Sections, we could be held proportionately liable for claims resulting from non-compliance with certain legislative standards of environmental practice, if the various statutory criteria providing for liability beyond the corporate veil are applicable.

Our production costs may fluctuate and have an adverse effect on our results of operations.

      Our historical production costs have varied significantly and we cannot predict what our production costs may be in the future. Production costs are affected by, amongst other things:

•	labor stability, lack of productivity and increases in labor costs;

•	unforeseen changes in ore grades and recoveries;

•	unexpected changes in the quality or quantity of reserves;

•	unstable or unexpected ground conditions and seismic activity;

•	technical production issues;

•	environmental and industrial accidents;

•	gold theft;

•	environmental factors; and

•	pollution.

Increased production costs would affect profitability.

      The majority of our production costs consist of labor, steel, electricity and water. The production costs incurred at our South African operations have, and could in the future, increase at rates in excess of our annual expected inflationary increase and result in the restructuring of these operations at substantial cost. The majority of our South African labor force is unionized and their wage increase demands are usually above the then prevailing rates of inflation. In addition, we have received notification of price increases, far in excess of the current rate of inflation, to be imposed by our South African steel suppliers and parastatal entities which supply us with electricity and water. These, combined with the increase in labor costs, could result in our costs of production increasing above the gold price received. Discussions with suppliers to moderate price increases have so far been unsuccessful. The costs of fuels, lubricants and other oil and petroleum based products have increased in fiscal 2004 as a result of the general increase in the cost of crude oil in global markets.

      Due to the location of the Tolukuma section in the highlands of Papua New Guinea, all transportation to the mine site is by heavy lift helicopters. Approximately $25 per ounce, or 10%, of production costs relate to transportation, including the cost of JET A1 fuel for the helicopters. In the event that the increase in crude oil prices continues, this will have a significant impact on production costs at the Tolukuma section and will increase the cost of mining at our other operations.

      Our initiatives to reduce costs may not be sufficient to offset the increases imposed on our operations and could negatively affect our business and operating results.

Our operations are subject to extensive environmental regulations which could impose significant costs and liabilities.

      Our operations are subject to increasingly extensive laws and regulations governing the protection of the environment under various state, provincial and local laws, which regulate air and water quality, hazardous waste management and environmental rehabilitation and reclamation. Our mining and related activities impact the environment, including land, habitat, streams and environment near the mining sites. Delays in obtaining, or failures to obtain government permits and approvals may adversely impact our operations. In addition, the regulatory environment in which we operate could change in ways that could substantially increase costs to achieve compliance, therefore having a material adverse effect on our profitability.

      We have made, and expect to make in the future, expenditures to comply with these laws and regulations. We also estimated these liabilities and included provisions for them in the Group’s environmental rehabilitation, reclamation and closure costs on our balance sheet as at June 30, 2004. However the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to influences beyond our control, such as changing legislation or unidentified rehabilitation costs. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to litigation and potentially significant liabilities.

Our Papua New Guinea operations are subject to environmental risks associated with tailings discharge.

      The Tolukuma and Porgera Sections in Papua New Guinea have site specific environmental risks associated with their operations. Tailings are routinely discharged into the surrounding river systems in accordance with approved environmental water discharge permits issued by the Papua New Guinea Department of the Environment and Conservation under the Papua New Guinea Environmental Act 2000 and Regulations 2000. The Papua

New Guinea Government has approved disposal into certain natural rivers as the most appropriate method for treated tailings and soft incompetent waste rock because the mines are located in extremely rugged mountainous terrain, subject to seismic activity, high rainfall and landslides, so construction of a tailings impoundment would be very difficult and the risk of an engineering failure high.

      Due to the elevated concentrations of heavy metals naturally occurring in the ore, in particular lead, mercury and arsenic, discharges are monitored in accordance with the terms of our approved environmental management monitoring program. Cyanide associated with the tailings deposited is detoxified and cyanide levels are monitored daily. However, should we be unable to control the levels of lead, mercury, arsenic or cyanide, it could pose potential adverse health risks to the surrounding communities and may result in us violating our environmental water discharge permit and may expose us to civil and criminal liability. While our Papua New Guinea operations currently comply with the applicable license conditions accepted by the Papua New Guinea Government in granting approval, the eventual, cumulative environmental impacts could be greater than the estimates in, or contemplated by, the environmental plans and environmental management monitoring programs approved by the Papua New Guinea Government. In such event the Papua New Guinea Government could require us to remedy such consequences and the costs of such remediation could be material. We have also encountered opposition from local people and landowners regarding our discharge of tailings. This opposition could cause delays or stoppages which could reduce our production capacity and results of operations.

      Changes in Papua New Guinean Government legislation or policy on regulatory discharges into the environment could result in operational disruptions, especially if the government changes the method it requires for us to test tailings discharges, and may have a material adverse affect on profitability as additional costs may need to be incurred to facilitate other waste discharge methods.

Flooding at our operations may cause us to incur liabilities for environmental damage.

      Flooding of underground mining areas is an inherent risk at our South African operations. If the rate of rise of water is not controlled, water from our workings could potentially rise to the surface or decant into surrounding underground workings or natural underground water sources. Due to the withdrawal of Government pumping subsidies at Durban Deep and West Wits, we have ceased active pumping of underground water. We expect that the progressive flooding where these operations are located could eventually cause the discharge of polluted water to the surface and to local water sources.

      Estimates of the probable rate of rise of water in those mines are contradictory and lack scientific support, however, should underground water levels not reach a natural subterranean equilibrium, and in the event that underground water rises to the surface, we may face claims relating to environmental damage and pollution of ground water, streams and wetlands.

      Underground and opencast mines in Papua New Guinea may experience flooding due to excessive annual rainfall. This could result in significant costs to us which could adversely affect our results of operations.

We have ageing assets in South Africa, which exposes us to greater risk of our infrastructure failing and higher maintenance costs.

      Our South African assets are made up predominantly of mature assets, which we acquired after they had reached the end of the planned production cycle under their previous owners, and our strategy has been to revive these assets through specialist planning and mining techniques. The ageing infrastructure and installations typical of these operations require constant maintenance and continuing capital expenditure. This materially increases our operational costs. The mature state of these assets, coupled with the technology applied in many of our installations was not regularly updated and accordingly has become obsolete compared to the technology used in more modern mines. As a result the risk of technology failure is high, and the maintenance of these installations, costly.

If we are unable to attract and retain key personnel our business may be harmed.

      The success of our business will depend, in large part, upon the skills and efforts of a small group of management and technical personnel including Mr. M.M. Wellesley-Wood, our Executive Chairman, and Mr. I.L. Murray, our Chief Executive Officer and Chief Financial Officer. Factors critical to retaining our present staff and attracting additional highly qualified personnel include our ability to provide these individuals with competitive compensation arrangements, equity participation and other benefits. If we are not successful in retaining or attracting highly qualified individuals in key management positions, our business may be harmed. We do not maintain “key man” life insurance policies on any members of our executive team. The loss of any of our key personnel could prevent us from executing our business plans, which may result in decreased production, increased costs and decreased profitability.

Events may occur for which we are not insured which could affect our cash flows and profitability.

      We may become subject to liability for pollution or other hazards against which we have not insured or are unable to insure, including those in respect of past mining activities. Our existing property and liability insurance contains certain exclusions and limitations on coverage. We have coverage in the amount of $1,083 million (R6,798 million) for assets, $297 million (R1,861 million) for loss of profits due to business interruption and $90 million (R567 million) for general liability. This policy is limited by initial deductible amounts covering the loss of surface and underground assets, and losses due to seismic events, machinery breakdown, flooding, fire and accidents. Business interruption is only covered from the time the loss actually occurs. The deductible amounts vary between categories with the maximum deductible of $4.8 million (R30 million) for any underground loss. Claims for each and every event are limited by the insurers to $159.4 million (R1 billion). A specific limitation of $15.9 million (R100 million) applies for loss suffered or claims as a result of any landslide at the Tolukuma Section. In fiscal 2004, the asset program also had a number of sub-limits for different categories of claims.

      Future insurance coverage may not cover the extent of claims against us, including claims for environmental, industrial or pollution related accidents, for which coverage is not available. If we are required to meet the costs of claims which exceed our insurance coverage, our costs may increase which could decrease our profitability.

Risks related to the gold mining industry

Changes in the price of gold, which in the past has fluctuated widely, is beyond our control.

      Historically, the gold price has fluctuated widely and is affected by numerous industry factors, over which we have no control, including:

•	the physical supply of gold from world-wide production and scrap sales, and the purchase, sale or divestment by central banks of their gold holdings;

•	the demand for gold for investment purposes, industrial and commercial use, and in the manufacturing of jewellery;

•	speculative trading activities in gold;

•	the overall level of forward sales by other gold producers;

•	the overall level and cost of production of other gold producers;

•	international or regional political and economic events or trends;

•	the strength of the Dollar (the currency in which gold prices generally are quoted) and of other currencies;

•	financial market expectations regarding the rate of inflation; and

•	interest rates.

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.

      We must continually replace Ore Reserves that are depleted by production. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Gold mining companies may undertake exploration activities to discover gold mineralization, which in turn may give rise to new gold bearing ore bodies. Exploration is highly speculative in nature and requires substantial expenditure for drilling, sampling and analysis of ore bodies in order to quantify the extent of the gold reserve. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be mined profitably. If we discover a viable deposit, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. Moreover, we rely on the evaluations of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue mining. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined with any degree of accuracy whether or not the deposit contains economically recoverable mineralization. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining on the basis of available technology. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or identify new Proven and Probable Ore Reserves in sufficient quantities to justify commercial operations in any of our properties. Our mineral exploration rights may also not contain commercially exploitable reserves of gold. The cost incurred on unsuccessful exploration activities are, as a result, not likely to be recovered and we could incur a write-down on our investment in that interest or the irrecoverable loss of funds spent.

There is uncertainty with our Ore Reserve estimates.

      Our Ore Reserve figures are the best estimates of our current management as of the dates stated and are reported in accordance with the requirements of Industry Guide 7 of the Commission. These estimates may be imprecise and may not reflect actual reserves or future production.

      Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our results of operations and financial condition to decline. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs, and in particular our labor costs, increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves containing relatively lower grades of mineralization. Under these circumstances, we would be required to re-evaluate our Ore Reserves. Short-term operating factors relating to the Ore Reserves, such as the need for sequential development of ore bodies and the processing of new or different grades, may increase our production costs and decrease our profitability during any given period. These factors have and could result in reductions in our Ore Reserve estimates, which could in turn adversely impact upon the total value of our mining asset base and our business and operating results.

Gold mining is susceptible to numerous events that could have an adverse impact on a gold mining business.

      The business of gold mining takes place in underground mines, open pit mines and surface operations for the retreatment of rock dumps and tailings dams. These operations are exposed to numerous risks and events the occurrence of which may result in the death of, or personal injury to, employees, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays in production, environmental damage, loss of the license to mine and potential legal claims. The risks and events associated with the business of gold mining include, but are not limited to:

•	environmental hazards and pollution, including the discharge of gases, toxic chemicals, pollutants, radioactive materials and other hazardous material into the air and water;

•	seismic activity which could lead to rock bursts, cave-ins, pit slope failures or, in the event of a significant event, total closure of sections or an entire underground mine;

•	unexpected geological formations which reduce or prevent mining from taking place;

•	flooding, landslides, sinkhole formation, ground subsidence, ground and surface water pollution, and waterway contamination;

•	underground fires and explosions, including those caused by flammable gas;

•	accidents caused from and related to drilling, blasting, removing, transporting and processing material, and the collapse of pit walls and tailings dams; and

•	decrease in labor productivity due to labor disruptions, work stoppages, disease, slowdowns or labor strikes.

      In addition, deep level underground mines in South Africa, as compared to other gold mining countries, involve significant risks and hazards not associated with open pit or surface rock dump and tailings dam retreatment operations. The level of seismic activity in a deep level gold mine varies based on the rock formation and geological structures in the mine. The occurrence of any of these hazards could delay production, increase production costs and may result in legal claims.

      Underground and opencast mines in Papua New Guinea may experience pit wall failures, landslides and flooding, due to excessive annual rainfall. The transport of supplies and employees to and from the mine site may be inhibited by incessant rain and damage to roads. In addition, excessive land movement caused by excessive rain may destabilize existing building and plant infrastructure and restrict access into the mines.

Risks related to doing business in South Africa and Papua New Guinea

Political or economic instability in the regions in which we operate may reduce our production and profitability.

      We are incorporated and own significant operations in South Africa. As a result, political and economic risks relating to South Africa could reduce our production and profitability. Large parts of the South African population are unemployed and do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may increase our costs and reduce our profitability. In recent years, South Africa has experienced high levels of crime. These problems have impeded fixed inward investment into South Africa and have prompted emigration of skilled workers. As a result, we may have difficulties attracting and retaining qualified employees.

      Until recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign currency reserves have been low relative to other emerging market countries. In some years in the late 1980s and early 1990s, inflation in South Africa reached record highs of 20.6%. This increase in inflation resulted in considerable year on year increases in operational costs. In recent years, the inflation rate has decreased. However, a return to high levels inflation in South Africa, without a concurrent devaluation of the Rand or increase in the price of gold, could result in an increase in our costs which could reduce our profitability.

      In South Africa and Papua New Guinea there is a greater level of political and economic risk as compared to other developed countries in the world. For example, open pit operations at Porgera were suspended from August 27, 2002 to October 12, 2002, due to interruptions in the electrical power supply as a result of election-related vandalism in Papua New Guinea. There is also a risk that social unrest and government intervention could be exacerbated during the mine closure process. Mine infrastructure, including power, water and fuel, may be at risk of sabotage. In addition, recurrence of election related vandalism experienced in 2002 could be experienced yet again. Landowners in the area, whose interests are consolidated with those of the provincial government in a Papua New Guinea registered entity, Mineral Resources Enga, or MRE, had an expectation of receiving from us a 5% stake in the Porgera Joint Venture. This expectation arose from an undertaking we gave at the time of acquiring our interest in Porgera, to sell a 5% stake to MRE on commercial terms, which was subsequently cancelled as MRE failed to meet certain conditions precedent after renegotiated, extended deadlines. This issue may become the subject of some political campaigning and canvassing in future elections.

      The Porgera mine has also on a number of occasions experienced delays receiving operating permits and licenses, necessary for this mine to conduct its lawful operations. If at any time in the future permits essential to lawful operations are not obtained or exemptions not granted, there is a risk that the Porgera mine may not be able to operate for a period of time. Future government actions, or actions of other quasi-government or landowner groups, cannot be predicted but may impact on the operations and regulation of mines including the Porgera Joint Venture. Any suspension of operations at the Porgera Joint Venture would decrease our attributable production and profitability.

AIDS poses risks to us in terms of productivity and costs.

      Acquired Immune Deficiency Syndrome, or AIDS, and tuberculosis which is closely associated with the onset of the disease and is exacerbated in the presence of HIV/AIDS, represents a very serious health care challenge in the gold mining industry. Human Immunodeficiency Virus, or HIV, is the virus that causes AIDS and South Africa has one of the highest HIV infection rates in the world. It is estimated that approximately 30%-40% of the mining industry workforce in South Africa are HIV positive. The exact extent to which our mining workforce both within and outside South Africa is infected with HIV/AIDS is unknown at this stage. Papua New Guinea has recently been identified as a high risk country for the HIV/AIDS pandemic and this could have a direct impact on our workforce and productivity in that country. The exact impact of increased mortality rates due to AIDS-related deaths on the cost of doing business is as yet undefined. The only available treatments for HIV/ AIDS are anti-retroviral drugs, which slow down the advancement of the disease but do not present a complete cure for the disease. The cost and availability of anti-retroviral drugs could inhibit the introduction of treatment programs at our mines in South Africa and Papua New Guinea to reduce the impact of HIV/AIDS on our mining workforce and our businesses. The existence of the disease poses a risk to us in terms of the potential reduction in productivity and increase in medical costs.

Government policies in South Africa may adversely impact our operations and profits

Government Regulation

      The mining industry in South Africa is extensively regulated through legislation and regulations issued through government’s administrative bodies. These involve directives in respect of health and safety, the mining and exploration of minerals, and managing the impact of mining operations on the environment. A variety of permits and authorities are required to mine lawfully, and government enforces its regulations through the various government departments.

The Mineral and Petroleum Resources Development Act, 2002

      On May 1, 2004, the new Minerals and Petroleum Resources Development Act, or the MPRD Act, was enacted, which places all mineral and petroleum resources under the custodianship of the state. Private title and ownership in minerals, or the “old order rights,” are to be converted to “new order rights,” essentially the right to mine. The MPRD Act allows the existing holders of mineral rights a period of five years to apply for the conversion of used old order rights, and one year for the conversion of unused old order rights. We will need to submit a mining work program and thereby substantiate the area and period of the new order rights and also comply with the requirements of the Mining Charter as described below. Once these periods have lapsed, the holders may have to compete to acquire the right to mine minerals previously held under old order rights. To the extent that we are unable to convert some of our old order rights, we may have a claim for compensation based on expropriation. It is not possible to forecast with any degree of certainty whether a claim will be enforceable against government, and the extent to which we may be compensated. Factors that are taken into account are market value, as well as the history of acquisition of these rights.

      Where new order rights are obtained under the MPRD Act, these rights will not be equivalent to our existing property rights. The area covered by the new order rights may be reduced by the State if it finds that the prospecting or mining work program submitted by an applicant does not substantiate the need to retain the area covered by the old order rights. The duration of the new order rights will no longer be perpetual but rather, in the case of new order mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years. In addition, the new order rights will only be transferable subject to the approval of the Minister. Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter. The new rights can be suspended or cancelled by the Minister on breach of or, in the case of mining rights, on non-optimal mining in accordance with the mining work program.

      The implementation of the MPRD Act will result in significant adjustments to our property ownership structure. To the extent that we are unable to convert some of our old order rights to new order rights, and that the exclusive rights to minerals we enjoyed under the previous statutory regime are diminished, the operations of the MPRD Act may result in significant adjustments to our property ownership structure, which in turn could have a material adverse effect on the underlying value of our operations.

Possible taxation reform and mining royalties

      The South African government has declared its intention to revisit the taxation regime of South African gold mining companies. The South African gold mining industry is taxed under the gold taxation formula which recognizes the high level of capital expenditure required to sustain a mining operation over the life of the mine. This results in an additional tax benefit not afforded to other commercial companies. In addition, the South African Government has indicated that it is looking at a revenue based royalty for mining companies, as outlined in the draft Mineral and Petroleum Royalty Bill, 2003, or Royalty Bill, which was released in March 2003 for comment. The Royalty Bill proposed a three percent royalty on gross revenue for gold mining companies. In conjunction with the South African Mining Development Association we have made submissions to the government outlining our concerns about a revenue based royalty and recommended a profit based royalty be introduced instead. In his budget speech in February 2004, the South African Finance Minister acknowledged that the draft Royalty Bill may need some refinement, but also stated that government’s preference is for a revenue based royalty, with introduction of the royalty as of 2009. The introduction of the proposed royalty would have an adverse effect on the profitability of our South African operations. We are currently evaluating the impact of the proposed royalty.

The Broad Based Socio-Economic Empowerment Charter

      The Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, or Mining Charter, establishes certain numerical goals and timeframes to transform equity participation in the mining industry in South Africa and is effective from May 1, 2004.

      The goals set by the Mining Charter include that each mining company must achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership within ten years from May 1, 2004. This is to be achieved by, among other methods, the sale of assets to historically disadvantaged persons on a willing seller/willing buyer basis at fair market value. When considering applications for the conversion of existing rights, the State will take a “scorecard” approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Mining Charter. Failure on our part to comply with the requirements of the Mining Charter and the scorecard could subject us to negative consequences. We may incur expenses in giving additional effect to the Mining Charter and the scorecard, including costs which we may incur in facilitating the financing of initiatives towards ownership by historically disadvantaged persons. There is also no guarantee that any steps we might take to comply with the Mining Charter would ensure that we could successfully acquire new order mining rights in place of its existing rights. In addition, the terms of such new order rights may not be as favorable to us as the terms applicable to its existing rights.

Land Claims

      Our privately held land and mineral rights in South Africa could be subject to land restitution claims under the Restitution of Land Rights Act, 1994 (as amended), or Land Rights Act. Under the Land Rights Act, any person who was dispossessed of rights to land in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including the restoration of the land. The initial deadline for such claims was December 31, 1998. We have not been notified of any land claims, but it is possible that administrative delays in the processing of claims could have delayed such notification. Any claims of which we are notified in the future could have a material adverse effect on our right to the properties to which the claims relate and prevent us using that land and exploiting any mineral reserves located there.

Since our South African labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.

      Labor costs constitute 50% of our production costs for fiscal 2004, and 42% and 41% for fiscal 2003 and 2002, respectively. We currently employ and contract approximately 11,200 people. Of these, approximately 10,400 people are in South Africa, of whom, approximately 70% are members of trade unions or employee associations. This excludes all employees of our associates CGR and ERPM. We have entered into various agreements regulating wages and working conditions at our South African mines to June 30, 2005, at which time we will need to re-negotiate these agreements. Unreasonable wage demands could increase production costs to levels where our South African operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. We may also experience labor unrest at operations at which we have an equity interest. In particular, during October and November 2002, ERPM experienced some labor unrest during which several striking contract workers were wounded and two workers were killed by employees of a private security company. Our business could suffer if such activities are repeated.

      In recent years, labor laws in South Africa have significantly changed in ways that affect our operations. In particular, laws that provide for mandatory compensation in the event of termination of employment for operational reasons and that impose large monetary penalties for non-compliance with the administrative and reporting requirements of affirmative action policies could result in significant costs to us. In addition, future South African legislation and regulations relating to labor may further increase our costs or alter our relationship with our employees.

Our financial flexibility could be materially constrained by South African currency restrictions.

      South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, including South Africa. The Exchange Control Department of the South African Reserve Bank, or SARB, is responsible for the administration of exchange control regulations. In particular, South African companies:

•	are generally not permitted to export capital from South Africa or to hold foreign currency without the approval of SARB; and

•	are generally required to repatriate, to South Africa, profits of foreign operations.

      These restrictions could hinder our corporate functioning and acquisition strategy, including because investments of less than a 50% plus 1 share interest can only be held subject to exchange approval. This approval was obtained for the acquisition of Emperor on the basis that we would acquire control over Emperor. We currently hold 45.33% of Emperor and accordingly SARB may require us to divest our interest in Emperor if we do not acquire 50% plus 1 share interest by January 23, 2005, subject to further extension.

      While the South African Government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. For further information see Item 10D. to our Annual Report on Form 20-F, as amended, for fiscal year ended June 30, 2004: “Additional Information — Exchange Controls.”

Risks related to ownership of our ordinary shares or ADSs

Your ability to sell a substantial number of ordinary shares may be restricted by the limited liquidity of ordinary shares traded on the JSE.

      The primary listings for our ordinary shares is the JSE and the Australian Stock Exchange, or ASX. The principal trading market for our ADSs is the Nasdaq. On a historical basis, the trading volumes and liquidity of shares listed on the JSE have been low in comparison with the Nasdaq. For the 12 months ended June 30, 2004, only 9% of the ordinary shares publicly traded were traded on the JSE. The limited liquidity of the ordinary shares traded on the JSE could limit your ability to sell a substantial number of ordinary shares on the JSE in a timely manner, especially by means of a large block trade.

Sales of large volumes of our ordinary shares or ADSs or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.

      The market price of our ordinary shares or ADSs could fall if substantial amounts of ordinary shares or ADSs are sold by our stockholders, or there is the perception in the marketplace that such sales could occur. Current holders of ordinary shares or ADSs may decide to sell them at any time. Sales of ordinary shares or ADSs, if substantial, or the perception that these sales may occur and be substantial, could exert downward pressure on the prevailing market prices for the ordinary shares or ADSs, causing their market prices to decline. Trading activity of hedge funds and the ability to borrow script in the market place will increase trading volumes and may place the share price under pressure.

Your rights as a shareholder are governed by South African law, which differs in material respects from the rights of shareholders under the laws of other jurisdictions.

      Our Company is a public limited liability company incorporated under the laws of the Republic of South Africa. The rights of holders of our ordinary shares, and therefore many of the rights of our ADS holders, are governed by our memorandum and articles of association and by South African law. These rights differ in material respects from the rights of shareholders in companies incorporated elsewhere, such as in the United States. In particular, South African law significantly limits the circumstances under which shareholders of South African companies may institute litigation on behalf of a company.

DISTRIBUTION OF SECURITIES

      The ordinary shares and ADSs covered by this prospectus are available for use in connection with acquisitions by us of other businesses, assets or securities. The consideration offered by us in these acquisitions, in addition to any ordinary shares and ADSs offered by this prospectus, may include cash, certain assets and/or assumption by us or our affiliates of liabilities of the businesses, assets or securities being acquired. The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiation with sellers of the businesses, assets or securities to be acquired taking into account the nature of the anticipated future value of such business, assets or securities, along with all other relevant factors. We anticipate that the ordinary shares and ADSs issued to the sellers of the businesses, assets or securities to be acquired normally will be valued at a price reasonably related to the market value of our ordinary shares and ADSs either at the time an agreement is reached regarding the terms of the acquisition or upon delivery of the ordinary shares and ADSs.

      We may also permit individuals or entities who have received or will receive our ordinary shares and ADSs in connection with the acquisitions described above, or their transferees or successors-in-interest, or pledges or donees of the ordinary shares and ADSs to use this prospectus to cover their resale of their ordinary shares and ADSs. See “Selling Security Holders,” as it may be amended or supplemented from time to time, for a list of those individuals or entities who are authorized to use this prospectus to sell their ordinary shares or ADSs.

SELLING SECURITY HOLDERS

      The selling security holders listed in any post-effective amendment to the registration statement or supplement to this prospectus and any transferees or successor-in-interest to those persons, or pledges or donees of the ordinary shares and ADSs, may from time to time offer and sell, pursuant to this prospectus some or all of the ordinary shares and ADSs covered by this prospectus. See “Distribution of Securities.”

      Resales by selling security holders may be made directly to investors or through a securities firm acting as an underwriter, broker or dealer. When resales are to be made through a securities firm, such securities firm may be engaged to act as the selling security holder’s agent in the sale of ordinary shares or ADSs by such selling security holder, or the securities firm may purchase ordinary shares or ADSs from the selling security holders as principal and thereafter resell such ordinary shares or ADSs from time to time. The fees earned by or paid to such securities firm may be the normal stock exchange commission or negotiated commissions or underwriting discounts to the extent permissible. In addition, such securities firm may effect resales through other securities dealers, and customary commissions or concessions to such other dealers may be allowed. Sales of ordinary shares or ADSs may be in the United States at negotiated prices, at fixed prices, at market prices or at prices related to market prices then prevailing, on Nasdaq, in the over-the-counter market, by block trade, in special or other offerings, directly to investors or through a securities firm acting as agent or principal, or a combination of such methods. Any participating securities firm may be indemnified against certain liabilities, including liabilities under the Securities Act. Any participating securities firm may be deemed to be an underwriter within the meaning of the Securities Act, and any commission earned by such firm may be deemed to be underwriting discounts or commissions under the Securities Act.

      In connection with resales of ordinary shares or ADSs sold hereunder, a prospectus supplement, if required, will be filed under Rule 424(b) under the Securities Act, disclosing the name of the selling security holder, the participating securities firm, if any, the number of ordinary shares or ADSs involved, any material relationship the selling security holder may have with us or our affiliates, and other details of such resale to the extent appropriate. Information concerning the selling security holders will be obtained from the selling security holders.

      Security holders may also offer ordinary shares or ADSs issued in past and future acquisitions by means of prospectuses under other available registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales which meet the requirements of Rule 145(d) under that Act, and security holders should seek the advice of their own counsel with respect to the legal requirements for such sales.

SOUTH AFRICAN RESERVE BANK APPROVAL

      The issuance of any securities by the Company under this prospectus will be subject to the approval of the South African Reserve Bank. The Company does not expect any material difficulty in obtaining the necessary approvals.

LEGAL MATTERS

      The validity of our ordinary shares offered pursuant to this prospectus and other legal matters as to South African law will be passed upon for us by Bowman Gilfillan Inc.

EXPERTS

      The consolidated financial statements of the Company and its subsidiaries for fiscal years ended June 30, 2004 and 2003, incorporated in this prospectus by reference to our Annual Report on Form 20-F for the year ended June 30, 2004, as amended, have been audited by KPMG Inc, an independent registered public accounting firm, as stated in their report, which is included in such Annual Report on Form 20-F, as amended. Those consolidated financial statements have been incorporated by reference in this prospectus and the related registration statement in reliance on the report of KPMG Inc given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of Crown Gold Recoveries (Pty) Limited and its subsidiaries for fiscal years ended June 30, 2004 and 2003, incorporated in this prospectus by reference to our Annual Report on Form 20-F for the year ended June 30, 2004, as amended, have been audited by KPMG Inc, an independent registered public accounting firm, as stated in their report, which is included as an exhibit in such Annual Report on Form 20-F, as amended. Those consolidated financial statements have been incorporated by reference in this prospectus and the related registration statement in reliance on the report of KPMG Inc given upon their authority as experts in accounting and auditing.

      The consolidated statement of operations of Durban Roodepoort Deep, Limited (since renamed DRDGOLD Limited), for the year ended June 30, 2002 and the related consolidated statements of shareholders’ equity and cash flow incorporated in this prospectus by reference to the Annual Report on Form 20-F of Durban Roodepoort Deep, Limited for the year ended June 30, 2004, as amended, have been audited by Deloitte & Touche, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of Mineral Resources Porgera Limited and Oregon Minerals (Porgera) Limited, for the fiscal years ended June 30, 2002 and 2001, incorporated in this prospectus by reference to our Report of Foreign Issuer on Form 6-K, filed with the Commission on October 1, 2004, have been audited by Deloitte & Touche Tohmatsu — Papua New Guinea, an independent registered public accounting firm, as stated in their report, which is included in such report. Those consolidated financials statements have been incorporated by reference in this prospectus and the related registration statement in reliance on the report of Deloitte & Touche Tohmatsu — Papua New Guinea given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

      Subject to the provisions of Section 247 and 248 of the Companies Act of South Africa, 1973 (as amended), our Articles of Association allow us to indemnify, out of our funds, directors, managers, auditors, company secretaries and other officers and employees against all costs, losses and expenses incurred by such person or which such person may become liable to pay in the discharge of his duties or in his capacity as a director, manager, auditor, secretary or other officer or employee. This indemnity applies to any liability incurred by such person in defending any civil or criminal proceedings relating to any act or omission committed by such person as our director, manager, auditor, company secretary or other officer or employee. This indemnification does not exempt any director from any liability incurred due to his negligence, default, breach of duty or breach of trust of which he may be guilty of in relation to us. However, as such indemnification is against public policy and may be unenforceable in the United States, we have obtained a waiver of this indemnification from KPMG Inc and Deloitte & Touche.

      We maintain insurance to protect our directors, managers, company secretary and other officers against potential claims.

Item 21.	Exhibits and Financial Statement Schedules

      (a) Exhibits

Exhibit No.	Description of Exhibit

4.1	Memorandum of Association of DRDGOLD Limited (Incorporated by reference to our Registration Statement on Form 20-F)
4.2	Articles of Association of DRDGOLD Limited, as amended on November 8, 2002 (Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2002)
4.3	Deposit Agreement among DRDGOLD Limited, The Bank of New York as Depositary, and the owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996 and as further amended and restated as of August 6, 1998 (Incorporated by reference to our Registration Statement on Form F-6 (Registration Number 333-11752), filed with the Commission on March 29, 2000)
5.1	Opinion of Bowman Gilfillan Inc., South African counsel to the Company, as to the validity of the securities
23.1	Consent of KPMG Inc
23.2	Consent of KPMG Inc
23.3	Consent of Deloitte & Touche
23.4	Consent of Deloitte Touche Tohmatsu — Papua New Guinea
23.5	Consent of Bowman Gilfillan Inc. (included in Exhibit 5.1)
24.1	Powers of Attorney (set forth in the signature page hereto)

      (b) Financial Statement Schedules

      Schedules for which provision is made in the applicable accounting regulations of the Commission are either not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements incorporated by reference and therefore has been omitted.

Item 22.	Undertakings

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      (d) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is issued in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defence of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (f) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to items 4, 10(b), 11, or 13 of this Form F-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means: and (ii) to arrange or provide a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this registration statement or amendment thereof to be signed on its behalf by the undersigned, thereunto duly authorized, in South Africa, on the 9th, day of December, 2004.

DRDGOLD LIMITED

By:	/s/ MARK MICHAEL WELLESLEY-WOOD

Mark Michael Wellesley-Wood
Chairman of the Board

By:	/s/ IAN LOUIS MURRAY

Ian Louis Murray
Chief Executive Officer
Chief Financial Officer

POWER-OF-ATTORNEY

      KNOW BY ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark Michael Wellesley-Wood and Ian Louis Murray and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including pre-effective and post-effective amendments, to this registration statement, or any related registration statement, including any registration statement to be filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, and the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MARK MICHAEL WELLESLEY-WOOD Mark Michael Wellesley-Wood	Executive Chairman	December 9, 2004

/s/ IAN LOUIS MURRAY Ian Louis Murray	Chief Executive Officer Chief Financial Officer	December 9, 2004

Geoffrey Charles Campbell	Board Member	December , 2004

/s/ ROBERT PETER HUME Robert Peter Hume	Board Member	December 9, 2004

Signature	Title	Date

/s/ MOLTIN PASEKA NCHOLO Moltin Paseka Ncholo	Board Member	December 9, 2004

Douglas John Meldrum Blackmur	Board Member	December , 2004

/s/ JAMES TURK James Turk	Board Member	December 9, 2004

/s/ DONALD PUGLISI Puglisi & Associates	Authorized U.S. Representative	December 9, 2004

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

4.1	Memorandum of Association of DRDGOLD Limited (Incorporated by reference to our Registration Statement on Form 20-F)
4.2	Articles of Association of DRDGOLD Limited, as amended on November 8, 2002 (Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2002)
4.3	Deposit Agreement among DRDGOLD Limited, The Bank of New York as Depositary, and the owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996 and as further amended and restated as of August 6, 1998 (Incorporated by reference to our Registration Statement on Form F-6 (Registration Number 333-11752), filed with the Securities and Exchange Commission on March 29, 2000)
5.1	Opinion of Bowman Gilfillan Inc., South African counsel to the Company, as to the validity of the securities
23.1	Consent of KPMG Inc
23.2	Consent of KPMG Inc
23.3	Consent of Deloitte & Touche
23.4	Consent of Deloitte Touche Tohmatsu — Papua New Guinea
23.5	Consent of Bowman Gilfillan (included in Exhibit 5.1)
24.1	Powers of Attorney (set forth in the signature page hereto)